**Carthew Bay Technologies Inc.**
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, ON, Canada M5J 2T7
*Phone:* 416-307-4015
*Fax:* 416-365-1719
*Web:* www.carthewbaytechnologies.com

October 24, 2008

Mr. Gary Todd
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Carthew Bay Technologies Inc.
Form 20-F/A for the fiscal year ended December 31, 2007
Filed September 18, 2008
File No. 000-31481**

Dear Mr. Todd:

On behalf of the Carthew Bay Technologies Inc. (the "Company"), we hereby respond to the Staff's comments raised in its September 26, 2008 letter (the "Comment Letter"). For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's response immediately follows.

**Form 20-F/A as of December 31, 2007**
**Controls and Procedures, page 56**

***Comment:***

1. We re-issue comment 1. It appears that your management has performed an assessment of disclosure controls and procedures (DCP) but it does not appear that your management has performed its assessment of internal control over financial reporting (ICFR) as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting as set forth in Item 15T of Form 20-F. Note that DCP and ICFR require two separate and distinct assessment and conclusions.

   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report of internal control over financial reporting.

   In performing your evaluation, you may fund the following documents helpful:

   - The Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf.

   - The Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of*

*1934* (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/inter/2007/33-8810.pdf.

- The"Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at http://www.sec.gov/info/smallbus/404guide.html.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act Reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

***Response:***
The Company will make revisions to the Form 20-F/A having addressed the Staff's comment. The Company has attached hereto as Exhibit A the verbiage it intends to use in such filings in response to the Staff's comment.

***Comment:***
2. We re-issue comment 3. As a related matter, if you believe that disclosure controls and procedures are effective as of December 31, 2007 despite the failure to present management's conclusion on the effectiveness of internal control over financial reporting as of that date, please tell us the factors you considered and highlight for us those factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specific in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report of Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

***Response:***

The Company will make revisions to the Form 20-F/A having addressed the Staff's comment. The Company has attached hereto as Exhibit A the verbiage it intends to use in such filings in response to the Staff's comment.

**Notes to Consolidated Financial Statements**
**Note 1. Description of Business, page 5**

***Comment:***
3. We refer to your response to comment 5. Please provide us a schedule showing the calculation of the \$4.5 million gain on disposal from the MKU Canada transaction.

***Response:***

Below is the schedule showing the calculation of the \$4.5 million gain on disposal from the MKU Canada transaction.

**CARTHEW BAY TECHNOWLOGIES INC.**
**ANALYSIS OF GAIN ON SALE OF ASSETS**
**FOR THE YEAR ENDED DECEMBER 31, 2007**

| | | | CA$ |
|---|---|---|---|
| Cash tendered on closing | | | $3,166,049 |
| Share repurchase option used | | | 93,473 |
| Forgiveness of the Advances payable as at July 31, 2007 ($600,000 US$ converted to $642,700.03 as received) | | | $642,700 |
| Additional expenses authorized by MKU in July paid at closing | | | $80,764 |
| Elimination of assets sold | | | |
| GL A/C # | | | |
| 1720 | Acc Dep F&F | 12,475 | |
| 1710 | F&F at cost | $(19,389) | |
| 1760 | Acc Dep Equipment | 23,854 | |
| 1750 | Equipment, at cost | (35,741) | |
| 1910 | Acc Amort patent costs | 3,057 | |
| 1900 | Patent costs | $(80,937) | |
| 2111 | Due to holdco | 30,457 | |
| 2210 | AP Jiri at closing | 50,000 | |
| 1110 | Petty Cash | (300) | |
| 1300 | Escrow account Lexalp (France) | $(39,258) | |
| 1270 | Prepaids | $- | |
| 1950 | Investment in Holdco | (2,209,101) | (2,264,883) |
| The equity method pickup of the accumulated losses in Astris SRO to December 31, 2007 | | | $1,550,936 |
| The equity method pickup of gains for the period Jan 1, 2007 to July 31, 2007 | | | $(46,790) |
| The sale resulted in the forgiveness of the Canadian and US$ Convertible Debentures along with the elimination of the GAAP valuations and amortizations for 2007: | | | |
| | Canadian convertible debenture balances | | 167,113 |
| | US convertible debenture balances | | 487,079 |
| 2725 | Der Liab Cdn Debs | | 248,886 |
| 2726 | Der Liab US$ Debs | | 841,154 |
| 1962 | Deferred financing fee | | (291,665) |
| 2225 | Accrued Interest | | 234,558 |

| | | |
|---|---|---|
| 1960 | Def Debt disc Cdn Debs | (57,310) |
| 1961 | Def Debt disc US$ Debs | (349,132) |
| ***Total gain per F/S*** | | ***$4,502,931*** |

We hope our responses appropriately address the Staff's comments. If there are any questions, please feel free to contact me.

Sincerely,

Brian Clewes, Chief Financial Officer
Carthew Bay Technologies Inc.

EXHIBIT A

## Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer, as of the end of the fiscal year covered by this Annual Report have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures were not effective. In addition to our disclosure and procedures, management is currently enhancing its corporate governance and audit committee team to strengthen the Company's overall internal controls over financial reporting (ICOFR).

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer as of the end of the fiscal year covered by this Annual Report, conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on its evaluation, management concluded that there is a material weakness in our internal control over financial reporting and accordingly our internal control over financial reporting is not effective. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to the monitoring and review of work performed by our Chief Financial Officer and lack of segregation of duties. In the preparation of audited financial statements, footnotes and financial data all of our financial reporting is carried out by our Chief Financial Officer, and we do not have an audit committee to monitor or review the work performed. The lack of segregation of duties results from a minimal operation with two individuals. To mitigate this material weakness to the fullest extent possible, all financial reports are monitored and reviewed by the President and Chief Executive Officer. All unexpected results are investigated. We are currently in the process of hiring additional accounting consultants to assist in implementing additional procedures for the monitoring and review of work performed by our Chief Financial Officer.

This annual report does not include an attestation report of the Company's registered public accounting firm Danziger Hochman Partners LLP regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 20-F/A.

Changes in Internal Control Over Financial Reporting

No change in the Company s internal control over financial reporting occurred during the quarter ended December 31, 2007, that materially affected, or is reasonably likely to materially affect, the Company s internal control over financial reporting.